UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                                                 SEC FILE NUMBER
                                                                      0-22848
                                   FORM 12B-25
                                                                   CUSIP NUMBER
                                                                   912-899-10-1
                           NOTIFICATION OF LATE FILING

(Check one):  |X|  Form 10-K & Form 10-KSB    [ ]  Form 20-F    [ ]  Form 11-K
              [ ]  Form 10-Q & Form 10-QSB    [ ]  Form N-SAR

                  For Period Ended:  June 30, 1998
                  [   ]       Transition Report on Form 10-K
                  [   ]       Transition Report on Form 20-F
                  [   ]       Transition Report on Form 11-K
                  [   ]       Transition Report on Form 10-Q
                  [   ]       Transition Report on Form N-SAR
                  For the Transition Period Ended: ____________________________

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   Read Instructions (on page 3) Before Preparing Form. Please Print or Type
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant

U.S. Wireless Data, Inc.
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

2200 Powell Street, Suite 450
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City, State and Zip Code

Emeryville, CA  94608
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)        The  reasons  described  in  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|      (b)        The subject annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)        The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company requires the fifteen-day filing extension for its Form 10-KSB for year ended June 30,1998, as its closing schedule was impacted by limited availability of accounting staff and efforts related to the Form SB-2 effective August 7, 1998. The Company is working with its independent accountants to complete the audit work and review of the 10-KSB.

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PART IV - OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification:

   Robert E. Robichaud            510                          596-2025
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         (Name)                (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                     |X|  Yes          |_|  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion hereof?
                                                     |X|  Yes          |_|  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

______________________


     Based on the first three quarters' results and similar results expected for the fourth quarter of fiscal 1998, we expect the Company to report a net loss significantly larger than that of fiscal 1997. The increased loss reflected the significant increase in headcount and infrastructure, which was incurred to support the Company's new distribution model. This transition is explained in the previous fiscal 1998 10-QSB reports, and most recently in the Form SB-2 effective August 7, 1998.

                            U.S. WIRELESS DATA, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    September 28, 1998                        By:  Robert E. Robichaud
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                                                        Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other fully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.